November 3, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Joe McCann Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed November 2, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 2, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on November 2, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 7 to the F-1 (“Amendment No. 7”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 6 to Form F-1 filed on November 2, 2022

Capitalization, page 72

1.	Refer to your response to comment 1. Please revise the Capitalization table and throughout the filing, as necessary, to be consistent with the reclassification from Share Capital to Warrant Reserve in Shareholders’ Equity.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 72.

Please contact me at +972 (0) 3.636.6000 if you have any questions or require any additional information in connection with this letter or the Company’s Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer